United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

OMB Number 3235-0145
Datametrics Corp
(Name of Issuer)
COMMON STOCK $0.01 PAR VALUE
(Title of Class of Securities)
238085302
(CUSIP Number)
February 28, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

√	Rule 13d-1(b)
√	Rule 13d-1(c)
Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  WC CAPITAL MANAGEMENT LLC

  Check the Appropriate Box if a Member of a Group (See Instructions)

    √
  SEC Use Only
  Citizenship or Place of Organization

  California

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  0

  Shared Voting Power

  1,284,991

  Sole Dispositive Power

  0

  Shared Dispositive Power

  1,284,991

  Aggregate Amount Beneficially Owned by Each Reporting Person

  1,284,991

  Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 9

  11.1%

  Type of Reporting Person (See Instructions)

  IA

Footnotes:

Reporting Person Type is IA and OO.

CUSIP No.

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  Aaron H. Braun

  Check the Appropriate Box if a Member of a Group (See Instructions)

    √
  SEC Use Only
  Citizenship or Place of Organization

  United States

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  0

  Shared Voting Power

  1,284,991

  Sole Dispositive Power

  0

  Shared Dispositive Power

  1,284,991

  Aggregate Amount Beneficially Owned by Each Reporting Person

  1,284,991

  Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 9

  11.1%

  Type of Reporting Person (See Instructions)

  HC

Footnotes:

Reporting Person Type is HC and IN.

CUSIP No.

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  Willow Creek Capital Partners, L.P.

  Check the Appropriate Box if a Member of a Group (See Instructions)

    √
  SEC Use Only
  Citizenship or Place of Organization

  Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  0

  Shared Voting Power

  1,284,991

  Sole Dispositive Power

  0

  Shared Dispositive Power

  1,284,991

  Aggregate Amount Beneficially Owned by Each Reporting Person

  1,284,991

  Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 9

  11.1%

  Type of Reporting Person (See Instructions)

  PN

Item 1.

  Name of Issuer

  Datametrics Corporation(the "Issuer").

  Address of Issuer's Principal Executive Offices

  1717 Diplomacy Row, Orlando, Florida 32809

Item 2.

  Name of Person Filing

  WC Capital Management, LLC
  Aaron H. Braun
  Willow Creek Capital Partners, L.P.

  Address of Principal Business Office or, if None, Residence

  The principal business address of the reporting persons is 300 Drake Landing Boulevard, Suite 230, Greenbrae, CA 94904.

  Citizenship

  Reference is made to Item 4 of pages 2, 3, and 4 of this Schedule 13G (this "Schedule"), which Items are incorporated by reference herein.

  Title of Class of Securities

  Common Stock $0.01 par value

  CUSIP Number

  238085302

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
  √  An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
     An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
  √  A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
     A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

  Amount beneficially owned:

  1,284,991

  Percent of class:

  11.1%

  Number of shares as to which the person has:
    Sole power to vote or to direct the vote:

    0

    Shared power to vote or to direct the vote:

    1,284,991

    Sole power to dispose or to direct the disposition of:

    0

    Shared power to dispose or to direct the disposition of:

    1,284,991

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

WC Capital Management, LLC is an investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13G. Mr. Braun is the manager and controlling owner of WC Capital Management, LLC. No individual client's holdings of such securities are more than five percent of the class, other than Willow Creek Capital Partners, L.P.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

The Filers are filing this Schedule 13G jointly, but not as a group, and each of them expressly disclaims membership in a group within the meaning of rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended. Each of WC Capital Management, LLC and Mr. Braun disclaims beneficial ownership of these securities except to the extent of that person’s pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of Willow Creek Capital Partners, L.P. should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of any of the securities covered by this Schedule 13G.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 08, 2009
Date
WC Capital Management, LLC
/s/ Aaron H. Braun
Signature
Aaron H. Braun
Aaron H. Braun, Manager
Name / Title
/s/ Aaron H. Braun
Signature
Aaron H. Braun
Name / Title
Willow Creek Capital Partners, L.P.
/s/ Aaron H. Braun
Signature
Aaron H. Braun
Aaron H. Braun, its Managing Member
Name / Title

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)